Exhibit 99.3

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dror Harel-Elkayam and Shaul Keinan, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.4 per share, of Attunity Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 27, 2012 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 2 AND (ii) PROPOSALS 2 - 5. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 27, 2012

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND FOR PROPOSALS 3 - 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.           The election of four directors.

☐           FOR ALL NOMINEES

☐           WITHHOLD AUTHORITY FOR ALL NOMINEES

☐           FOR ALL EXCEPT (See instructions below)

NOMINEES:

m           Shimon Alon

m           Dov Biran

m           Dan Falk

m           Ron Zuckerman

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2.	To approve modifications to the terms of compensation of our non-employee directors.

☐ FOR                              ☐ AGAINST                                 ☐ ABSTAIN

3.	To approve modifications to the terms of employment of Mr. Shimon Alon as our Chief Executive Officer.

☐    FOR                               ☐ AGAINST                                 ☐ ABSTAIN

INSTRUCTION (PERSONAL INTEREST):  By signing and mailing this proxy card you certify that you do not have a “personal interest” under the Israeli Companies Law in Proposal No. 3.  See Proposal No. 3 of the Proxy Statement, under the heading "Required Vote," for more information and for instructions on how to vote if you do have a “personal interest.”

4.	To approve the adoption of the Attunity 2012 Stock Incentive Plan.

☐ FOR                               ☐ AGAINST                                ☐ ABSTAIN

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer as independent auditors.

☐ FOR                               ☐ AGAINST                                ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder   __________________________          Date _____________, 2012

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.